NORTHERN DYNASTY CONFIRMS $107 MILLION WORK PROGRAM TO PREPARE
PEBBLE PROJECT FOR PERMITTING IN 2012

May 15, 2012, Vancouver, BC -- Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE Amex: NAK) announces that the Board of Directors of Pebble Mines Corp., the general partner of the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") has approved a budget of approximately US $107 million to advance the Pebble Project in 2012, with the objective of readying PLP to initiate permitting under the National Environmental Policy Act (NEPA) toward the end of the year. “Following the completion and release of the 27,000 page Pebble Environmental Baseline Document (EBD) earlier this year, the Pebble Partnership is now focused on finalizing the other principal document required to trigger permitting under NEPA – a Project Description,” said Northern Dynasty President & CEO Ronald Thiessen. “After years of methodical and intensive geological, environmental, socioeconomic and engineering study, we are now finalizing a proposed design for the Pebble Project that will meet and exceed environmental regulations and permitting requirements in Alaska and the United States, while providing significant benefits to the region, the state and the nation.” Thiessen confirmed that the Pebble Partnership plans to lead a public consultation initiative in Alaska in fall 2012 to share the status of project engineering with stakeholders. Other activities to be undertaken to advance the Pebble Project this year include:

  engineering studies to complete a Project Description in 2012 and finalize a Prefeasibility Study (PFS) in 2013;

  continued environmental baseline monitoring studies, with a focus on surface and groundwater hydrology, water quality and fisheries resources;

  site investigations, including exploration, geotechnical and metallurgical drilling, as well as geo- hydrology testing; and

  stakeholder engagement and public affairs programming, including a public consultation program outlining current plans for the proposed mine, workforce and business development initiatives, public education and community investment.

From the time that the Pebble Partnership was established in July 2007 to the end of December 2011, Anglo American plc has invested approximately US $400 million to advance engineering, environmental and socioeconomic studies.

Prior to initiating project permitting, the Pebble Partnership plans to undertake a broad-based public engagement program to consult Alaskans and other project stakeholders about the current status of project planning. This public consultation initiative is scheduled to begin in the fall of 2012.

"As part of the process of developing a proposed Project Description, the Pebble Partnership will be meeting and consulting with the people and communities of southwest Alaska and throughout the state to allow Alaskans and all interested stakeholders to gain a better understanding of how this project will be built and operated to provide significant benefits to the state and country, while protecting fish, water and other important natural resources," Thiessen said.

…/2

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated through two public land use planning exercises for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty

Northern Dynasty Minerals Ltd. is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Copper-Gold-Molybdenum Project. The Pebble Project is an advanced-stage initiative to develop one of the most important mineral resources in the world.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.